UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

Albany Molecular Research, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

012423109

(CUSIP Number)

Lauro Cinquantasette S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Enrico Ricotta

+39-02-8695221

Lauro Quarantotto S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Marco Carotenuto

+39-02-8695221

Clessidra S.G.R. S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Riccardo Bruno

+39-02-8695221

Mandarin Capital Partners Secondary S.C.A. SICAR

10, Rue Antoine Jans

L-1820 Luxembourg

Attention: Massimo Longoni & Lorenzo Stanca

+352-27-85-80-50-1

Mandarin Capital Management Secondary S.A.

10, Rue Antoine Jans

L-1820 Luxembourg

Attention: Massimo Longoni & Lorenzo Stanca

+326-26-73-85-1

With copies to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Maurizio Levi-Minzi, Esq.

(212) 909-6306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Lauro Cinquantasette S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16.49% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement (as defined in Item 6 of the Statement (as defined below)), the Lauro 57 Shareholders Agreement (as defined in Item 5(b) of the Statement) or the Amended Lauro 57 Shareholders Agreement (as defined below in Item 5(b) of the Statement) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of the Statement and this Amendment No. 2 (as defined below) for discussion of calculation of beneficial ownership and percentage of ownership.

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CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Lauro Quarantotto S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6.82% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement, the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of the Statement and this Amendment No. 2 for discussion of calculation of beneficial ownership and percentage of ownership.

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CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Clessidra S.G.R. S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6.82% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement, the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of the Statement and this Amendment No. 2 for discussion of calculation of beneficial ownership and percentage of ownership.

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CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Mandarin Capital Partners Secondary S.C.A. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4.05% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement, the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of the Statement and this Amendment No. 2 for discussion of calculation of beneficial ownership and percentage of ownership.

5

CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Mandarin Capital Management Secondary S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.405% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.405%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement, the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of the Statement and this Amendment No. 2 for discussion of calculation of beneficial ownership and percentage of ownership.

6

This Amendment No. 2 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on July 18, 2016, as amended by Amendment No. 1 filed on August 8, 2016 (as amended, the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Statement.

Item 2. Identity and Background.

1. Item 2(a) of the Statement is hereby amended and replaced in its entirety as follows:

“(a) This statement is being filed by the following persons:

(i)	Lauro Cinquantasette S.p.A., a company organized under the laws of Italy (“Lauro 57”);

(ii)	Lauro Quarantotto S.p.A., a company organized under the laws of Italy (“Lauro 48”);

(iii)	Clessidra S.G.R. S.p.A., a company organized under the laws of Italy (“Clessidra”);

(iv)	Mandarin Capital Partners Secondary S.C.A. SICAR, a company organized under the laws of Luxembourg (“MCPS”); and

(v)	Mandarin Capital Management Secondary S.A., a company organized under the laws of Luxembourg (“MCMS”, and together with Lauro 57, Lauro 48, Clessidra and MCPS, the “Reporting Persons”, and each, a “Reporting Person”).”

2. Item 2(b) of the Statement is hereby amended and replaced in its entirety as follows:

“The address of the principal executive offices of Lauro 57, Lauro 48 and Clessidra is Via del Lauro, 7, 20121 Milano, Italy. The address of the principal executive offices of MCPS and MCMS is 10, Rue Antoine Jans, L-1820 Luxembourg.”

3. The first paragraph of Item 2(c) of the Statement is hereby amended and replaced in its entirety as follows:

“Lauro 57, Lauro 48 and Clessidra’s principal business addresses are in Italy. Lauro 57 and its subsidiaries operate in Italy, France, Germany and the United States of America in the active pharmaceutical ingredients sector and in the customs synthesis and fine chemicals segments. Lauro 48 is an investment entity controlled by Clessidra on behalf of the private equity fund Clessidra Capital Partners II (“CCPII”). Clessidra is an asset management company authorized by the Bank of Italy that manages private equity funds, including CCPII, that invest in medium to large sized companies in different industries. On September 14, 2016, Italmobiliare S.p.A. acquired 99% of the share capital of Clessidra. MCPS’s and MCMS’s principal business addresses are in Luxembourg. MCPS is a private equity fund. MCMS is the general partner of MCPS and makes all investment decisions on behalf of MCPS.”

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4. Item 2(f) of the Statement is hereby amended and replaced in its entirety as follows:

“Lauro 57, Lauro 48 and Clessidra are each organized under the laws of Italy. MCPS and MCMS are each organized under the laws of Luxembourg.”

5. Annex A of the Statement is hereby amended and replaced in its entirety by Annex A attached hereto.

Item 5. Interest in Securities of the Issuer.

6. The third paragraph of Item 5(a) of the Statement is hereby amended and supplemented as follows:

“MCPS directly owns 24.57% of the total capital stock of Lauro 57 (and thereby indirectly holds 4.05% of the Issuer). MCMS owns 10% of the total capital stock of MCPS (and thereby indirectly holds 0.405% of the Issuer).”

7. The first paragraph of Item 5(b) of the Statement is hereby amended and supplemented as follows:

“On August 5, 2016, the shareholders of Lauro 57 entered into a Patto Parasociale Consolidato (i.e., a Shareholders Agreement) to amend and replace the Lauro 57 Shareholders Agreement and implement and supersede the Memorandum of Understanding (the “Amended Lauro 57 Shareholders Agreement”). The Effective Date of the Amended Lauro 57 Shareholders Agreement is September 28, 2016 (the “Effective Date”). As of the Effective Date, each of Lauro 48 and MCPS have the right to appoint a director to Lauro 57’s three member board of directors and each such director must approve any action of Lauro 57’s board of directors, including any disposition of the Issuer’s Common Stock held by Lauro 57. As of the Effective Date, no shareholder of Lauro 57 has any “drag along” rights under the Amended Lauro 57 Shareholders Agreement.”

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
7.10	Joint Filing Agreement, dated October 12, 2016, by and among Lauro 57, Lauro 48, Clessidra, MCPS and MCMS.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2016

LAURO CINQUANTASETTE S.P.A.

By:	/s/ Enrico Ricotta
Name: Enrico Ricotta
Title: Director

LAURO QUARANTOTTO S.P.A.

By:	/s/ Marco Carotenuto
Name: Marco Carotenuto
Title: Chairman

CLESSIDRA S.G.R. S.P.A.

By:	/s/ Riccardo Bruno
Name: Riccardo Bruno
Title: Director

MANDARIN CAPITAL PARTNERS SECONDARY S.C.A. SICAR

By: Mandarin Capital Management Secondary S.A., its General Partner

By:	/s/ Massimo Longoni
Name: Massimo Longoni
Title: Director

By:	/s/ Lorenzo Stanca
Name: Lorenzo Stanca
Title: Director

MANDARIN CAPITAL MANAGEMENT SECONDARY S.A.

By:	/s/ Massimo Longoni
Name: Massimo Longoni
Title: Director

By:	/s/ Lorenzo Stanca
Name: Lorenzo Stanca
Title: Director

9

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Lauro 57, Lauro 48 and Clessidra is Via del Lauro, 7, 20121 Milano, Italy and the business address of the directors and executive officers of MCPS and MCMS is 10, Rue Antoine Jans, L-1820 Luxembourg. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Directors and Executive Officers of the Reporting Persons.

Lauro 57:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Piero Alonzo	Director & CEO	N/A	Italy
Marco Carotenuto	Director	N/A	Italy
Emiliano Nitti	Director	N/A	Italy
Enrico Ricotta	Director	N/A	Italy
Carlo Luigi Rossi	Director	N/A	Italy
Alberto Mangia	Director	N/A	Italy
Giovanni Campolo	Director	N/A	Italy

Lauro 48:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Monica Maria Bianca Magrassi	Director & CEO	N/A	Italy
Marco Carotenuto	Director	N/A	Italy
Emiliano Nitti	Director	N/A	Italy

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Clessidra:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Carlo Pesenti	Chairman	N/A	Italy
Mario Fera	CEO	N/A	Italy
Riccardo Bruno	Director	N/A	Italy
Manuel Antonio Catalano	Director	N/A	Italy
Federico Ghizzoni	Director	N/A	Italy
Galeazzo Pecori Giraldi	Director	N/A	Italy
Alessandra Manuli	Director	N/A	Italy

MCPS:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Mandarin Capital Management Secondary S.A.	Director	0.405%	Luxembourg

MCMS:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Lorenzo Stanca	Director	N/A	Italy
Massimo Longoni	Director	N/A	Italy
Zheng Gao	Director	N/A	China

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